BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2023
Estimated average burden hours per response.......12.00	

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley 212-785-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

50 South 16th Street	Philadelphia	Pennsylvania	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Donald Klimoski II
Notary Public, State of New York
No. 02KL6368506
Qualfied in New York County
Commission Expires December 18, 2022

Vice President
Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Bexil Securities LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of Bexil Securities LLC's management. Our responsibility is to express an opinion on Bexil Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bexil Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Bexil Securities LLC's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
March 1, 2021

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets	
Cash and cash equivalents	$ 546,175
Investments, at fair value (cost $9,119,155)	7,924,942
Prepaid expenses	1,076
Total assets	$ 8,472,193
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 15,280
Due to related parties	5,823
Total liabilities	21,103
Commitments and contingencies (Note 5)	—
Member's equity	
Member's capital	5,436,150
Retained earnings	3,014,940
Total member's equity	8,451,090
Total liabilities and member's equity	$ 8,472,193

See notes to financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company may act as a mutual fund underwriter or sponsor on a best-efforts basis and is required to maintain minimum net capital of $5,000 pursuant to the Uniform Net Capital Rule 15c3-1 ("Net Capital") under the Exchange Act.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions
The Company records investment transactions based on the trade date.

Valuation of Securities
Securities are normally valued at the last reported sales price on the date of determination in the principal market or exchange where such securities are traded or, if not available, at the last reported bid price if held long and the last reported ask price if sold short in such market or exchange, or by any other method approved by any two authorized officers of the Company.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing an asset or liability are not an indication of the risk associated with investing in that asset or liability. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Income Taxes
No provision for Federal, state, and local income taxes has been made in the accompanying financial statements, as the individual member of the Company (the "Individual Member") is responsible for its proportionate share of the Company's taxable income. Interest, dividends, and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced. The Individual Member recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Individual Member measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Individual Member is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Individual Member recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2020, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events
Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, March 1, 2021, have been evaluated in the preparation of the financial statements.

2. INVESTMENTS

The Company holds 672,646 shares of beneficial interest in Dividend and Income Fund ("DNIF"), a publicly traded affiliate, as of December 31, 2020. DNIF retains Bexil Advisers LLC, a subsidiary of Bexil Corp., as its investment manager and certain officers and directors of the Company also serve as officers and/or directors of DNIF. The investment in DNIF represents approximately 5.6% of the outstanding shares of DNIF.

The following presents the Company's investments in the fair value hierarchy measured at fair value on a recurring basis as of December 31, 2020:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Securities of publicly traded affiliate	$ 7,924,942	$ -	$ -	$ 7,924,942

There were no transfers between levels during the year ended December 31, 2020.

3. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Bexil, Winmill & Co. Incorporated ("Winco"), Tuxis Corporation, Global Self Storage, Inc., and their affiliates (collectively with Bexil, the

"Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2020, the Company had a payable of $225 and $5,598 to Bexil and MMC, respectively, for expenses paid on its behalf.

The Company's carrying value in DNIF was $7,924,942 at December 31, 2020.

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2020, the Company had net capital, as defined, of $1,543,642, which exceeded its net capital requirement of $5,000 by $1,538,642. The ratio of aggregate indebtedness to net capital was approximately 0.0137 to 1.

5. COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, there were no commitments or contingencies other than the Company's net capital and regulatory requirements disclosed in Note 4.

To the extent COVID-19 has caused prices of publicly traded securities generally to decline in 2020, it has indirectly impacted the Company's financial condition and results of operations because the Company's assets are substantially invested in such securities and revenue from its operations are largely dependent on the value of gross assets under management invested in such securities. The full impact of COVID-19 on the Company's financial condition and results of operations is uncertain and cannot be predicted at the current time as it depends on several factors beyond the control of the Company including, but not limited to the uncertainty around (i) the severity and duration of the outbreak, (ii) the effectiveness of the U.S. public health response, (iii) the pandemic's impact on the U.S. and global economies, (iv) the timing, scope, and effectiveness of additional governmental responses to the pandemic, (v) the timing and speed of economic recovery, including the availability of a treatment or vaccination for COVID-19, and (vi) the impact on financial markets. Due to these and similar factors, on May 19, 2020 a Company affiliate (the "Borrower") entered into a Paycheck Protection Program Term Note ("PPP Note") on behalf of itself and certain of its affiliates, including the Company (collectively, with the Borrower and the Company, the "PPP Affiliates"), under the Paycheck Protection Program of the recently enacted Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). Interest accrues on the PPP Note at the rate per annum of 1.00%. The Borrower may apply for forgiveness of the amount due on the PPP Note which is anticipated to be an amount equal to the sum of eligible payroll, mortgage interest, rent, and utility expenses incurred by the PPP Affiliates during, at the Borrower's discretion and whichever is most advantageous, either the eight weeks or twenty-four weeks (the "Covered Period") following disbursement under the PPP Note. To the extent the PPP Note is forgiven, and legal release is received, the Company expects to record a gain in an amount proportionate to its share of such eligible expenses incurred during the Covered Period. On May 19, 2022, all accrued interest that is not forgiven shall be due and payable.